25 July 2019

ISSUED ON BEHALF OF RELX PLC

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC (the "Company") announces in compliance with the EU Market Abuse Regulation that it will implement an irrevocable, non-discretionary programme to repurchase its ordinary shares up to the value of £100 million in total between 25 July 2019 and 23 October 2019 (the "Programme"). Since 2 January 2019, the Company has purchased 25.6 million shares at a total cost of £450 million, leaving a further £150 million of the previously announced full year total of £600 million to be completed by year end.

The purpose of the Programme is to reduce the capital of the Company and it intends that shares purchased will be held in treasury.

Any share purchases will be made by the Company within certain pre-set parameters and in accordance with the general authority of the Company to repurchase shares granted by shareholders at the RELX PLC Annual General Meeting held on 25 April 2019 which, taking into account shares purchased subsequent to this meeting, permits the Company to purchase no more than 190.3 million ordinary shares. Any share purchases effected by the Company will be in accordance with the EU Market Abuse Regulation and Chapter 12 of the UK Listing Rules.

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724